Exhibit B

FIRST THINGS FIRST
THE STORY
TAKE A SEAT
DRINK WELL
DO GOOD
PINK BENCH
Distilling
THE BUSINESS
THE BENCH
THE PRODUCTS
Get to know us
THE CONTACT INFO
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11/12/2022

Exhibit B

This presentation is best explored on a desktop or laptop computer.
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Exhibit B

The town of Troy
sits at the lowest elevation in Monana.
It is rich with forests, water and wildlife.
But...
Its economy has transitioned away from mining and logging.
And boy, transitions are tough.
Shawna has worked on economic development and sustainable agriculture with herhometown of Troy for over a decade.
Kris has worked on wildlife management and the thorny issues growing at the crossroads of forests and towns for over two decades.
Together, they are working to be part of Troy's transition, using the assets Troy has to meet the challenges it faces.
And what do you get when youcross an economic developer with awildlife biologist?
AWILD BUSINESSIDEA
A CRAFT DISTILLERY
that uses local fruit and botanicals to create delicious gins, brandies, and liqueurs, encourage forest conservation, and generate new jobs.
The Challenges
The Solution
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Exhibit B

In the 1800s
Troy was marketed as
the fruit basket of Montana.
Heirloom orchards dot the land.
Booms and busts in timber and mining jobs
have rooted a culture of self-reliance and
working in the woods.
But economics and populations are shifting,
and Troy must find new ways to
integrate its history with its future.
It's time to make
lemonade from lemons,
or in our case...
brandy from apples.
The Fruit
The Jobs
The Fun



Fruit grows great
in Troy - and so do bears!

When bears get really hungry in the fall,
they are attracted to people's backyard fruit trees.
This may seem like a good wildlife viewing opportunity, but
bears protect these trees aggressively.
That leads to conflict between people and bears.

Wildlife agencies work to reduce conflict by installing electric fencing, or
trapping and relocating - or sometimes killing - these bears.
But the most effective way to help bears stay out of trouble is to remove the fruit.
Though you can only make so many apple pies...

That's where Shawna & Kris saw an opportunity for Troy, and the bears,
to use backyard fruit to create a line of bear conservation-focused brandies.

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Exhibit B


Whether for a job
or for subsistence,
working in the woods is in Troy's culture.
Its traditional economies of logging and mining
have been in flux while the industries find
economic and environmental equilibrium.
But while economics change quickly, culture does not.
Troy needs businesses that bridge this economic and cultural transition.
That's where Shawna & Kris saw an opportunity for Troy, and its forests,
to sustainably source wild botanicals to support jobs in the woods and
create lines of conservation-focused gins and liqueurs.
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Troy is in the midst
of a recreation revitalization!
The town hosts many facilities:
· Frisbee-golf course
· Skateboard & trials bike park
· Outdoor tennis & pickleball courts
· Paved walking trails with exercise stations
· Road biker campground & mountain biking trails
· Indoor climbing wall, basketball & racquetball courts

But there are not enough fun places for people to sit down, refuel, and relax.

That's where Shawna & Kris saw an opportunity for Troy, and its community,
to start a business that offers a fun open atmosphere,
delicious cocktails and non-alcoholic drinks, and distinctive savory food.

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To reduce bear conflict in Troy
in a fun community-oriented way,
Shawna & Kris launched an Apple Festival.
For 8 years it has been a smashing success, and
has revealed huge untapped sources of heirloom fruit.

So they wondered... What business could they craft around fruit
that would be successful outside of Troy's small local economy?
Brandy is distilled from fruit, so a distillery it would be!

Plus, northwest Montana farms and forests grow an amazing array of plants
that are ingredients in distilled spirits. Their harvest will create jobs, and
it can be done sustainably. And they all need intact ecosystems to thrive.

Pink Bench Distilling is THE PERFECT BUSINESS to bring it all together!
And what better way to celebrate conserving nature than
having a fun drink with friends?

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Pink Bench Distilling
crafts small-batch spirits with
ingredients from the farms and forests of
far northwest Montana.

Like those who have relied on these lands for generations,
our business relies on the health of our ecosystem,
and our mission is to offer products that
embody, honor, and champion far northwest Montana's
lush natural heritage and intrepid people.

Our brandies will use the over-abundance of local fruit
that attracts bears to people's backyards.
And our gins and liqueurs will use many specialty crops
and local forest botanicals.

Our business will create:
• Growth opportunities for small farms
• Flexible jobs working in the woods
• Economic incentive to conserve the many
habitats where wild things grow.

The
Team

The
Market

The
Plan

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Exhibit B

Shawna Kelsey & Kristina Boyd
are co-owners of Pink Bench Distilling.
They have worked together for a decade
on community and business projects in Troy.
And their complementary skill sets and
management styles create highly successful outcomes.
They have channeled their successful history together
and forged new partnerships with Montana's
business development and craft distillery network
to ensure a strong foundation and
successful future for Pink Bench Distilling.
Shawna's Bio
Kristina's Bio
Bear 106
Prez,



Shawna Kelsey provides
Pink Bench Distilling with business planning,
networking, and marketing expertise.
She conducts market and regulatory research,
fulfills operations estimates and purchasing, and maintains
the face of the organization with local government officials
and business owners.

Shawna was born and raised in Troy.
She worked as a carpenter through high school and during summers in college.
She graduated Summa Cum Laude from the University of Montana with a
B.A. in Anthropology, minoring in International Development.
She has 15 years of experience working with local and regional businesses,
governments, and schools on community development projects.

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Exhibit B



Kristina Boyd provides
Pink Bench Distilling financial planning,
scientific, technological and logistical expertise.
She conducts market and product development,
maintains written communications, and
interacts with local natural resource agents and wildcrafters.

Kristina was born and raised in Los Angeles.
She graduated Magna Cum Laude from Humboldt State University
with an M.S. in Natural Resource Management.
She has 23 years of experience working in all aspects of
natural resource research and management, from
repairing broken-down field trucks to building complex databases.



Bear 106
lived her 21-year life in the Yaak.
Her legacy is a lineage of cubs, grandcubs,
great-grandcubs, and great-great-grandcubs.
In fact, ALL living female grizzly bears in the Yaak
can be traced back to her!

Like most bears, Bear 106 and her cubs would have
lost about 1/3 of their body weight while denned up in winter.
So they're hungry in general, but in Fall they get REALLY hungry,
eating ~4x more than usual. That's 20,000 - 50,000 Calories a day!
So it's no surprise that they can be attracted to ripe backyard fruit.

But there's plenty of food to eat out there in the woods.
Bear 106 lived her long life avoiding conflict with people.
Let her legacy with us be that we help her lineage live long lives too.

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Exhibit B

The distilled spirits industry is on a growth trajectory globally, inernationally, and statewide. Since 2012, craft distilling tripled its market share. Likewise, craft distilling in Montana has been growing since its legalization in 2005.

Barriers to entry are relatively high: business documents, premises, equipment, recipes and local approvals must all be established before federal licensing. This challenge inhibits new entrants into the market but, once surmounted, advantages new entrants with unique products.

Conceived as a community-oriented business seeking to conserve nature while driving economic progress in a rural mountain town, Pink Bench Distilling is poised to cater to the increasingly popular place-based agri-tourism and local food movements.

By beginning operations during this economic climate, we are also poised to take advantage of current economic opportunities, such as an influx of residents with disposable income, with the assurance of an age-old market that persists through hardship.

Regional Distilleries

US vs MT Craft Growth

US vs MT Spirit Sales

MT Spirits

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Exhibit B



Pink Bench Distilling is
the only craft distillery tasting room
within 80 miles of Troy.
It is also one of the few craft distilleries on the
popular Highway 2 route from
Spokane International Airport to Glacier National Park.
CANADA
UNITED STATES
Stahl Peak Distillery
Dominion Distillery
Pink Bench Distilling
Troy
Sandpoint
BLACKFEET
RESERVATION
Handcrafted Spirits
Kalispell
Flathead
National Forest
Distillery
d'Alene
Polson
FLATHEAD
RESERVATION
COEUR D'ALENE
RESERVATION
Forest
Montana
Whiskey Co.
Missoula
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Exhibit B


Montanans
value
Montana-Made
MADE IN
Montana
USA
MICRO-DISTILLERY SALES TRENDS
2009 - 2019
NATIONWIDE SALES (Millions)
$25,000
$20,000
$15,000
$10,000
$5,000
$0
NATION-WIDE
MONTANA
MONTANA SALES (Millions)
$160
$140
$120
$100
$80
$60
$40
$20
$0
'09 '10 '11 '12 '13 '14 '15 '16 '17 '18 '19
Caft distillery sales
are on a higher growth trajectory in Montana
than the already astronomical
nationwide trend.
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Exhibit B


Room for Growth
Space for Competition
BRANDY, GIN & LIQUEUR SALES
2009 - 2019
Percent of Total Alcohol Sales
18
16
14
12
10
8
6
4
2
0
MONTANA
NATION-WIDE
GROWTH
MARKET
GROWTH
MARKET
MONTANA
LOVES
LIQUEURS
Brandy
Gin
Liqueurs
Brandy and gin popularity is growing nationwide,
and Montana is poised to follow
+
Montanan's LOVE their liqueurs
on cold winter nights &
warm summer days
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Exhibit B



Pink Bench Distilling
will distill and distribute craft spirits
made from local fruit and wild botanicals, and
host the only craft distilling tasting room within 80 miles of
Troy, Montana.

We have laid a successful track record for business launch, including:

· Procurement of a Federal Distilled Spirits Plant beverage permit
· Completion of audits for a Montana State Domestic Distillery License
· Ownership and control of business premises
· Procurement of bank financing for building renovations and equipment
· Procurement of grant funding for energy efficiency improvements
· Ownership of Pink Bench Distilling name trademark,
· Consultation partnership with Vanderbilt School of Law for
  name and logo trademarks
· Consultation partnership with the Center for Community Ownership for a
  fundraising campaign
· Consultation partnership with The Kassan Group for legal assisstance
  for a fundraising campaign
  · Business Fellowship through the 56 Strong Program of
  Prospera Womens' Business Network
  · Brand development through social media

The Goals

The Premises

The Customers

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GOAL 1
Create a line of products that are distinctive
in the micro-distilling industry in the northwest, by:
· Incorporating locally grown and wild botanical ingredients
· Establishing a suite of consistent quality core products
· Offering rotating limited-run specialty products

GOAL 2
Gain a loyal distribution base within the states of MT, ID, WY, OR, WA, and CA, by:
· Building Montana agency liquor store clientele for state-run distribution
· Building Montana bar and restaurant clientele for state or direct distribution
· Cultivating the interest of regional clientele and gaining distribution licenses

GOAL 3
Establish a tasting room in Troy as an inviting space for locals and travelers, by:
· Offering quality mixed alcoholic and non-alcoholic drinks at reasonable prices
· Offering quality small food plates, utilizing local ingredients as available
· Building a regular clientele base with social events and retail opportunities

GOAL 4
Become an economic driver for Troy, MT and neighboring communities, by:
· Creating direct employment opportunities
· Creating income opportunities for experienced wildcrafters
· Creating income opportunities for local farmers
· Offering fundraising opportunities for local organizations
· Becoming a regular contributor to local economic
  development efforts

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Exhibit B

Our brand and business philosophy
center around being a positive part of
our ecological and human communities.
And our location is representative of those values
in multiple ways.
Troy is central to the vast Kootenai National Forest.
The mountains from which we gather ingredients
and inspiration are visible from all sides of our premises.
The Cabinet Mountain Wilderness is a 10 minute drive away,
and a Kootenai River boat launch is just down the street.
And our premises is off the highway,
which allows for slow traffic, safe street parking,
ample outdoor space, and direct access to
Troy's paved walking trails, which
acces the city park and river in
just a 10 minute walk.
The Building
The Build-Out
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Exhibit B


The building
housing our production space
and tasting room is at least 100 years old,
one of the few remaining original storefronts
in Troy's downtown.
For locals and travelers alike, our historic building
in the heart of Troy's historic downtown
will embody our authentic role in the community
and heighten our customers' sense of place.
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Exhibit B


Renovations to
the building's exterior and public space
will be a modern compliment to the downtown.
• The distillery is designed for functional manufacturing
• The kitchen serves tasting room and production needs
90'
Bath
3
Office
Area
Kitchen
Mech
Bath
Bath
Distillery
PittiO
North 3rd Street
East Kootenai Avenue
• The tasting room is designed for both quiet conversations and friendly gatherings
• The distillery is viewable from the tasting room
• The patio has plenty of seating and space for recreation
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Exhibit B

INDIVIDUALS
Our customers, from the spectrum of humanity,
value real delicious flavors from the earth.
They celebrate adventure in the unknown.
They mark momentous occasions, or just the end of the day,
with something to savor.
They value conscientious consumerism, and giving back.
Our products and services will be a manifestation of these values,
welcoming our customers to enjoy, and support, the fruits of their earth.
MONTANA BARS AND RESTAURANTS
Higher-end bars and restaurants value taste, and provide a culinary experience
that will bring their customers back, and attract recommendations.
Our products will embody this value through their unique and elegant tastes.
And we will enable our establishment customers to move our product
by developing food and drink recipes for their use.
MONTANA LIQUIOR STORES
Montana liquor store owners value Montana-made products.
They also value product movement and revenue.
Understanding the economic underpinning of their values,
we will build relationships with store owners and employees
and give them the knowledge and language
to stock and recommend our craft products.
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Exhibit B

We will produce our spirits
on a 200 gallon Affordable Distillery Equipment
UltraProWhiskey Still with an44,000 watt electric
Bain Marie oil heatingsystem.

It will produce great brandy,gin, flavored vodka, and whiskey.
It comes with acopper scotch column on a boiler with an
internal bubble plate, and an 8" copper 4 bubble plate whiskey column.
Each individual plate can be opened or closed,
allowing for better control of flavor profiles andproof.

And gin or flavored vodka can be produced by engaging a gin basket located
after the whiskey column andbefore the condenser.



The Gins

The Brandies

The Liqueurs

The -Non- Alcoholic

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Our gins will highlight
the many fantastic flavors found in local botanicals.
We will have a dry variety with crisp evergreen notes,
as well as a lighter floral version.

Our gins will be singularly and completely crafted from
locally grown and wildcrafted ingredients that offer a great
opportunity to support small, rural agriculture.

Those looking for authentic flavors of the forest that cannot be found at
other distilleries will find them uniquely housed in ours.

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Our brandies and eau de vies
will be crafted from locally gleaned
apples, plums, pears, cherries and peaches.
They will be a celebration of our abundant, and peckish
grizzly and black bears, who can wreak havoc in unpicked fruit trees.

Much of our ferment base will come from local fruit specifically
harvested to reduce bear conflict in home orchards.
So, when people purchase our brandy, they will be supporting an
important part of grizzly bear conservation .

No other regional brandy has this value-based approach for their brandy.

Brandies are also a delicious option for gluten-sensitive customers!

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Exhibit B


We have several amazing liqueurs
including a sustainable alternative to
coffee liqueur using roasted roots,
a forest fruit liqueur, and a wild ginger liqueur.
Our liqueurs highlight the abundant and unconventional flavors
from our area's roots and fruits, and
offer an opportunity to encourage forest conservation.
They possess depth and character that cannot be imitated, and
will be simply elegant products in the marketplace
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Exhibit B


People who
choose to forego alcohol
deserve wonderful taste experiences too!
Pink Bench Distilling has established a reputatuion
for creating complex flavor profiles that are
a party in your mouth without the booze.
We look forward to serving "Mocktails" in our tasting room,
and expanding our brand to encompass this growing market.
MOCKTAILS
by pink bench distilling
STRAMMISH
pine tip syrup
soda
lime
BRAMBLE
syrup
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Exhibit B


A worn, wooden, fuschia pink
park bench sits in front of our distillery.
It's an unexpected display of flamboyance
in a blue collar mountain town.

A generation ago, several were sprinkled around town.
Ours is the last remaining one - for now.

For us, the Pink Bench embodies
the creative sparks often hiding in small towns like Troy,
and the potential for a simple, yet deeply rich, life.
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Exhibit B



EMAIL
info@PinkBenchDistilling.com

PHONE
406. 478. 8788

@PinkBenchDistilling